================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May 14, 2003

                        Commission File Number: 001-14270

                              NORTEL INVERSORA S.A.
                 (Translation of registrant's name into English)
                            Alicia Moreau de Justo 50
                                     Piso 11
                              C1107AAB-Buenos Aires
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F         X                 Form 40-F
                                 -----                               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                                  No            X
                                 -----                               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                                  No            X
                                 -----                               -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                  No            X
                                 -----                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                              NORTEL INVERSORA S.A.

                                TABLE OF CONTENTS

                                                                                          Sequential
                                                                                             Page
     Item                                                                                   Number
     ----                                                                                   ------
      1.      Minutes of Annual and Special Shareholders' Meeting No. 28 and
              Minutes of Special Class "A" and "B" Preferred Shareholders'
              Meeting No. 7. dated April 30, 2003

      2. Letter dated May 13, 2003 to the Buenos Aires Stock Exchange informing them of the Invitation to financial creditors to submit offers of sale of their Debt Instruments I

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Nortel Inversora S.A.

Date: May 14, 2003           By:  /s/ Maria Elvira Cosentino
                                  ----------------------------------------------
                                  Name:   Maria Elvira Cosentino
                                  Title:  General Manager and Sole Officer

MINUTES OF ANNUAL AND SPECIAL SHAREHOLDERS' MEETING No 28 and MINUTES OF SPECIAL
--------------------------------------------------------------------------------
CLASS "A" AND "B" PREFERRED SHAREHOLDERS' MEETING No 7:
-------------------------------------------------------

In the city of Buenos Aires, on the thirtieth day of the month of April of 2003 at 4:45 p.m. the shareholders of NORTEL INVERSORA S.A. hold, jointly, an Annual and Special Class A and B Preferred Shareholders' Meeting at Av. Alicia Moreau de Justo 50, Planta Baja, recorded on folio 6 of the Book of Attendance to Shareholders' Meetings No 2, in order to discuss the items of the Agenda stated in the Minutes of the Meeting of the Board of Directors No 139 dated March 20, 2003 and in the publications made in the Official Gazette and the newspaper "La Nacion", with the due advance.

14 shareholders are present, all through proxies, representing 4 shareholders holders of 5,330,400 registered Common Shares with a par value of $53,304,000, entitled to 5,330,400 votes, 5 Class A Preferred Shareholders holders of 794,622 Class A preferred registered shares, with a par value of $10 each, entitled to one vote each and 5 Class B Preferred Shareholders holders of 457,869 Class B preferred registered shares with a par value of $10 each, entitled to one vote each, representing 83.72% of the capital stock. The following members of the Board are present: Christian P. Chauvin, Alberto Messano, Franco Livini and Maximo Bomchil. Likewise present are: the Manager of the Company, Maria Elvira Cosentino, the members of the Statutory Audit Committee, Maria Rosa Villegas Arevalo and Nestor J. Belgrano, Enrique Garrido and Aldo Carugati representing Estudio Pistrelli Henry Martin y Asociados S.R.L. (former Henry Martin, Lisdero & Asociados). Nora Lavorante is present on behalf of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange).

Eng. Christian Chauvin chairs the meeting and calls the meeting to order stating that the Meeting is held for the purposes of considering the items of the Agenda, further stating that there is a quorum to hold both the Annual and the Special Class "A" and "B" Preferred Shareholders' Meeting.

Next, Eng. Chauvin puts to consideration the first item of the Agenda:

1) Appointment of two shareholders to sign the minutes.
-------------------------------------------------------

The representative of Telecom Italia S.p.A. takes the floor and proposes that the minutes should be signed by the representatives of Telecom Italia International N.V. and France Cables et Radio. The motion is approved by majority (affirmative votes: 5,330,400 cast by holders of common shares, 794,622 cast by holders of Class A Preferred Shares and 457,862 cast by Class B Preferred Shares. Withheld votes: 7 votes cast by Class B Preferred Shareholders.) This totals 6,582,884 votes representing 100% of the affirmative vote of the capital stock present at the meeting.

2) Amendment of section 1 and 15 of the bylaws for the purposes of excluding the Company from the "Optional Statutory Regime of Compulsory Purchase Public Offer" and
incorporating the possibility of holding Board of Director's Meetings at a
--------------------------------------------------------------------------
distance. Text proposed for the Amended Bylaws.
-----------------------------------------------

The Chairman takes the floor and reminds shareholders that Decree No 677/01 provides that Companies which shares fall under the Public Offer Regime, in certain cases and in the proportions and under the conditions set forth in each case by Resolution No 401/2002 of the Argentine Securities Commission that regulates Decree 677/01 in this matter, must make purchase and/or conversion Public Offer of shares. However, the same Decree allows companies not to adhere to this regime if the Special Shareholders' Meeting resolves not to, incorporating to the Bylaws a clause providing that the corporation is a "Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer". He further states that it is convenient to incorporate to the Bylaws the possibility of holding Board's meetings at a distance under Decree 677/01. For such purpose, sections 1 and 15 of the Bylaws must be amended.

The representative of Telecom Italia S.p.A takes the floor and states that considering that the Optional Statutory Regime of Compulsory Purchase Public Offer creates for the present shareholders, prospective shareholders and the Company itself, obligations that until now did not exist, he deems it important to approve Nortel Inversora S.A.'s Non Adhesion to the mentioned regime. Therefore, he motions for the approval of the text proposed by the Chairman for sections 1 and 15 of the Bylaws and the approval of the amended Bylaws without the need of reading it to the meeting since the same has been sent to and read by all shareholders prior to this meeting.

The representative of Farallon Telco Argentina L.L.C. takes the floor and states that considering that the Optional Statutory Regime of Compulsory Purchase Public Offer is an issue that only affects Class "B" Preferred Shares, since the same are traded in the Buenos Aires Stock Exchange, he proposes that this item should be voted only by holders of Class "B" Preferred Shares.

The motion put forward by the representative of Farallon Telco Argentina L.L.C., is submitted to vote, recording in the minutes the lack of legal grounds for such request.

The motion put forward by the representative of Farallon Telco Argentina L.L.C. is rejected by majority vote with 5,330,400 negative votes of holders of Common Shares, 340,159 negative votes of Class "A" Preferred Shares, 2,640 Class "B" Preferred Shares negative votes. Withheld votes: 454,463 Class "A" Preferred Shareholders. Affirmative votes: 214,795 Class "B" Preferred Shareholders and 240,434 Class "B" Preferred Shareholders cast an affirmative vote. This totals 5,913,633 votes representing 95.93% negative votes and 4.07% affirmative votes of the capital stock present at the meeting.

The representative of Farallon Telco Argentina L.L.C. takes the floor and requests the Meeting to consider a second alternative consisting of approving the inclusion in the Bylaws of the possibility of holding Board's meetings at a distance and not to approve the Company's exclusion from the "Optional Statutory Regime of Compulsory Purchase Public Offer". Likewise, he proposes to record in the minutes the sense of the votes cast by Class "B" Preferred shares and Common Shares detailing, in particular, the number of Preferred shares that voted in favor of, against and abstained from voting each of the motions.

After a brief discussion, the Meeting resolves by majority affirmative vote with 5,330,400 affirmative votes of holders of Common Shares, 560,828 affirmative votes of Class "A" Preferred Shareholders, 186,902 affirmative votes of Class "B" Preferred Shares, 7 withheld votes by Class "B" Preferred Shareholders, 233,794 negative votes of Class "A" Preferred Shares, 270,960 negative votes of Class "B" Preferred Shares. This totals 6,582,884 votes representing 92.33% affirmative votes and 7.67% negative votes of the capital stock present at the meeting.

It is resolved to

a) Reject the motion put forward by the representative of Farrallon Telco Argentina L.L.C.

b) Approve the motion put forward by the representative of Telecom Italia S.p.A. amending section 1 and 15 of the Bylaws as follows:

SECTION 1: A corporation (sociedad anonima) is hereby organized under the corporate name of "Nortel Inversora S.A." with legal domicile in the City of Buenos Aires. This is a "Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer".

SECTION 15: A board of directors shall be in charge of conducting and managing the corporate business. Such board shall be formed by the number of members set by the Shareholders' Meeting with a minimum of four and a maximum of eight regular members and the same number of alternate members. Regular and Alternate Directors shall be elected by the Shareholders' Meeting per Class, special Class Shareholders' Meetings may be held jointly and simultaneously. Class A and B shares shall be entitled, each, to choose the same number of Regular and Alternate Directors. Alternate directors may fill vacancies of regular directors of the same Class by which they were appointed as determined by the Meeting. In the case the corporation issues preferred shares, and the same are entitled to vote in all corporate matters pursuant to their terms of issue or the applicable legal provisions, preferred shares with such right shall be considered, as a whole, as another class for the purposes of choosing the members of the Board. In such case, said shares shall be entitled to elect one Regular Director and one Alternate Director. For such purposes, in such event, the number of regular and alternate directors shall be risen to one additional Regular Director and its respective Alternate Director. In the case that at a Shareholders' Meeting called to elect directors, all shareholders of one class are absent, the directors appointed by such class of shares whose term has expired shall continue in office until the members of such class choose their replacement in a special meeting called for such purposes. In the case a class of shares is held by more than one holder, the election of directors to which such group is entitled shall be carried out in a special meeting in which all shareholders present of said class entitled to vote shall have the right to discuss and vote thereat. In the case of a tie, a new ballot shall be carried out until any of the candidates obtains an absolute majority. Otherwise, the directors whose term has expired shall continue in office until the new appointment is made. Said special meeting shall be ruled in the matters referred to quorum and majority vote by section 250 of Law 19.550. Directors shall be in office for a term of one year and may be re-elected. In their first meeting, Directors shall appoint a

Chairman and Vice Chairman among the members appointed by Classes A and B, alternately for each year so that when the chairman is a member appointed by Class A, the vice chairman shall be appointed by Class B and vice versa in the following year. The Meetings of the Board shall be held once every three months and each time the Board deems it necessary. The Meeting of the Board shall be called with at least 20 running days prior notice to discuss ordinary business and with at least 5 days prior notice in the case of urgent matters. For such purposes, the Chairman or the Vice Chairman, if applicable, shall give notice to the members of the Board at the special domicile through certified letter with return receipt requested or any other due means, including telex or fax. Said notice shall state the date, time and place where the meeting shall be held and the agenda to be discussed. The Meetings of the Board shall be held at the jurisdiction of the corporate legal domicile and abroad. The board may discuss business with the absolute majority of its members present and resolves by majority of votes present. At a meeting of the board, members may be communicated through videoteleconference, computing for quorum purposes those members present and those taking part at a distance. The minutes of these meetings shall be prepared and signed by the present directors and syndics within the five (5) days following the meeting. The members of the Statutory Audit Committee shall expressly record in the minutes the names of the directors who have taken part at a distance and the appropriateness of the decisions adopted during such meeting. The statements of and the votes cast in each resolution adopted by those directors present as well as those taking part at a distance shall be recorded in the minutes. In the event the number of directors appointed is even and thus, there is a tie, the Chairman shall break the tie. The Board's compensation shall be fixed by the Shareholders' Meeting.

c) To approve the amended Bylaws which, as it is already known to all Shareholders, will not be read and is below transcribed.

                             "NORTEL INVERSORA S.A.
                             ----------------------
                                 AMENDED BYLAWS"
                                 ---------------

SECTION 1: A corporation (sociedad anonima) is hereby organized under the corporate name of "Nortel Inversora S.A." with legal domicile in the City of Buenos Aires. This is a "Corporation Not Adhered to the Optional Statutory Regime of Compulsory Purchase Public Offer".

SECTION 2: The term of duration shall be ninety nine years computed as of the date the corporation is registered with "Registro Publico de Comercio" (Superintendency of Business Entities).

SECTION 3: The exclusive purpose of the corporation is to engage in investing in other corporations, expressly excluding those activities governed by the Law of Financial Entities No 21.526, and, particularly, purchasing and acquiring a majority interest in the corporation organized under Decree 60/90 issued by the executive Branch, currently called Sociedad Licenciataria Norte Sociedad Anonima. For the purposes of complying with the corporate purpose, the corporation has full legal capacity to acquire rights, undertake obligations and carry out acts that are not forbidden by the laws or these bylaws, including incurring debt, whether public or private, through the issue of debentures and corporate bonds or otherwise.

SECTION 4: The note to the Financial Statements of the corporation shows the changes in shareholders' equity resulting from the increases registered in the Superintendency of Business Entities. Said note describes the changes in shareholders' equity of the last three (3) fiscal years, paid in capital and amount authorized for public offer.

The capital stock is represented by (i) Class "A" and Class "B" registered common shares with a par value of TEN PESOS each and entitled to one vote each. Holders of Class "A" and Class "B" common shares as of Take-over date provided in the Terms of Reference of the International Public Bidding for the Privatization of Telecommunications Services Provision approved by Decree of the Executive Branch No 62/90 dated January 5, 1990, as amended, shall not reduce the interest held by them jointly, to less than 51% of the capital entitled to vote without the Enforcement Authority's prior consent. Telecom Italia S.p.A. and France Cables et Radio, members of the Main Nucleous, under the mentioned Terms of Reference shall not reduce their interest in the same without the Enforcement Authority's prior consent; and (ii) registered Class "A" and "B" Preferred Shares, with a par value of TEN PESOS each, without right to vote, except in the cases expressly provided for under the issue terms".

SECTION 5: Shares shall be registered, of common stock or preferred. Characteristics shall be fixed at their issue, they shall be subscribed and paid in at the times, manners and under the terms determined by the Meeting of Shareholders, except in the cases Shareholders resolve to delegate in the Board the decision in relation to the time, manner and payment terms and any other characteristic related to the issue that according to the rules in force can be delegated.

SECTION 6: The Corporation may issue preferred shares with the characteristics that the Shareholders' Meeting may resolve, pursuant to the law and the rules in force. These shares may be redeemable at the Corporation's or the shareholder's option or both, only with net and realized earnings or with available reserves or non redeemable; with or without a fix dividend, computable according to indexes and modalities that shall be determined in each case; entitled to vote only in the matters provided for in the Business Entities Law, or in the cases, manner and terms established by the Shareholders' Meeting at the pertinent issue. This statement is merely for exemplification purposes and does not limit the Shareholders' power to set new characteristics. The Shareholders' Meeting may determine for every issue of preferred shares that such shares shall be entitled to collect their preference out of and based upon the existence of net and realized earnings.

SECTION 7: All shares and provisional certificates shall be registered. For such purposes, the corporation or the entity expressly appointed by the Shareholders' Meeting to keep the registry shall register all the accounts kept in the name of holders in the Register of Shares. Said register shall mention the pertinent provisions of section 213 of the Law of Business Entities. Shareholders' condition shall arise from the accounts kept in the Register of Shares. The corporation or entity that keeps the register shall deliver the shareholder certificates evidencing the opening of the account and any movement recorded in it. Every shareholder shall be entitled to request the corporation or the entity that keeps the register, at all times and at shareholder's expense, an evidence of the balance.

SECTION 8: Holders of Class A and B common shares shall have a preemptive right to subscribe new shares of the same class and the right of first refusal a pro rata of the shares they hold. For such purpose, shares of both classes shall be issued at the same time, maintaining the existing proportions at every issue.

SECTION 9: Holders of common shares that within the class have used their preemptive right, shall have the right of first refusal with respect of the shares not subscribed by the other shareholders of their class. To that effect, they shall state their right simultaneously with the subscription. Likewise, holders of other classes of common shares may exercise the preemptive right and the right of first refusal on the balance of those shares of other type of common stock issued, after the holders of the same have exercised, in due time, their preemptive right and the right of first refusal, considering the prior authorizations by the Enforcement Authority mentioned in Section 4 herein.

SECTION 10: Preferred shares shall only have a preemptive right to subscribe other issues of preferred shares of the same class. The shareholders' meeting that resolves the issue of preferred shares or other securities issued in series by the corporation, may award preference of subscription to holders of common shares and/or preferred shares.

SECTION 11: Shareholders shall duly notify the corporation in writing within the legal term upon the exercise of their preemptive right, its will to exercise the right of first refusal, specifying the scope of the exercise of such right in the case they want to subscribe a higher or lower number of shares than that applicable to them in proportion to their ownership. In the case there are several shareholders who want to subscribe a higher number of shares, the balance shall be distributed in proportion to the shares they have subscribed in exercise of their preemptive right in such issue.

SECTION 12: Upon the expiration of the term to exercise the preemptive right and the right of first refusal, the corporation shall offer the non subscribed balance to any person, whether a shareholder or not, taking into account, if applicable, the prior authorizations of the enforcement Authority mentioned in
Section 4 herein.

SECTION 13: The Corporation may issue debentures or bonds or corporate bonds, whether registered or bearer, in Argentine or foreign currency, with ordinary, floating or special security interest. In each case, the issue shall be determined by the entity provided by the law or rules in force.

SECTION 14: In the case of delay to pay in the shares, the Board is hereby authorized to act under the provisions of section 193 of the Business Entities Law.

SECTION 15: A board of directors shall be in charge of conducting and managing the corporate business. Such board shall be formed by the number of members set by the Shareholders' Meeting with a minimum of four and a maximum of eight regular members and the same number of alternate members. Regular and Alternate Directors shall be elected by the Shareholders' Meeting per Class, special Class Shareholders' Meetings may be held jointly and simultaneously. Class A and B shares shall be entitled, each, to choose the same number of Regular and Alternate Directors. Alternate directors may fill vacancies of regular directors of the same Class by which they were appointed as determined by the Meeting. In the case the corporation issues preferred shares, and the same are entitled to vote in all corporate matters pursuant to their terms of issue or the applicable legal provisions, preferred shares with such right shall be considered, as a whole, as another class for the purposes of choosing the members of the Board. In such case, said shares shall be entitled to elect one Regular Director and one Alternate Director. For such purposes, in such event, the number of regular and alternate directors shall be risen to one additional Regular Director and its respective Alternate Director. In the case that at a Shareholders' Meeting called to elect directors, all shareholders of one class are absent, the directors appointed by such class of shares whose term has expired shall continue in office until the members of such class choose their replacement in a special meeting called for such purposes. In the case a class of shares is held by more than one holder, the election of directors to which such group is entitled shall be carried out in a special meeting in which all shareholders present of said class entitled to vote shall have the right to discuss and vote thereat. In the case of a tie, a new ballot shall be carried out until any of the candidates obtains an absolute majority. Otherwise, the directors whose term has expired shall continue in office until the new appointment is made. Said special meeting shall be ruled in the matters referred to quorum and majority vote by section 250 of Law 19.550. Directors shall be in office for a term of one year and may be re-elected. In their first meeting, Directors shall appoint a Chairman and Vice Chairman among the members appointed by Classes A and B, alternately for each year so that when the chairman is a member appointed by Class A, the vice chairman shall be appointed by Class B and vice versa in the following year. The Meetings of the Board shall be held once every three months and each time the Board deems it necessary. The Meeting of the Board shall be called with at least 20 running days prior notice to discuss ordinary business and with at least 5 days prior notice in the case of urgent matters. For such purposes, the Chairman or the Vice Chairman, if applicable, shall give notice to the members of the Board at the special domicile through certified letter with return receipt requested or any other due means, including telex or fax. Said notice shall state the date, time and place where the meeting shall be held and the agenda to be discussed. The Meetings of the Board shall be held at the jurisdiction of the corporate legal domicile and abroad. The board may discuss business with the absolute majority of its members present and resolves by majority of votes present. At a meeting of the board, members may be communicated through videoteleconference, computing for quorum purposes those members present and those taking part at a distance. The minutes of these meetings shall be prepared and signed by the present directors and syndics within the five (5) days following the meeting. The members of the Statutory Audit Committee shall expressly record in the minutes the names of the directors who have taken part at a distance and the appropriateness of the decisions adopted during such meeting. The statements of and the votes cast in each resolution adopted by those directors present as well as those taking part at a distance shall be recorded in the minutes. In the event the number of directors appointed is even and thus, there is a tie, the Chairman shall break the tie. The Board's compensation shall be fixed by the Shareholders' Meeting.

SECTION 16: Directors shall give as guarantee for the performance of their office the sum of Australes 100,000 in cash or in securities issued by the national, provincial or municipal Argentine State. The deposit of the guarantee shall be effected when the director undertakes the duties and shall be reimbursed upon his/her discharge.

SECTION 17: The Board has the authority to manage and dispose of the property, including those authorities for which the law requires special powers pursuant to section 1881 of the Civil Code and section 9 of Decree Law 5965/63. Consequently, it may execute, on behalf of the corporation, all the legal acts conducting to the performance of the corporate purpose, including but not limited to: operating with the banks Nacion Argentina, Nacional de Desarrollo, de la Provincia de Buenos Aires, Hipotecario Nacional and the other official or private credit institutions; establishing agencies, branches or other type of representation, in the country or abroad; grant general and judicial powers of attorney to one or more persons - including power of attorney to prosecute- with the purpose and scope deemed convenient. The Chairman shall sign on behalf of and represent the Corporation in legal proceedings and before third parties. In the case of the Chairman's absence, disability or incapacity, the Vice Chairman shall replace him/her in such instances for all effects, except the vote to break a tie provided for under section 15.

SECTION 18: The Statutory Audit Committee shall be in charge of monitoring the corporate business. This committee shall be formed by three regular and alternate syndics with office for one year and can be reelected. In the case of absence, disability, resignation or death of a regular syndic, this shall be replaced by an alternate syndic. The Statutory Audit Committee shall have the powers and duties provided in section 294 of the Business Entities Law and shall collect the compensation determined by the Shareholders' Meeting. The Statutory Audit Committee shall hold meetings when any of its members so requests it and at least once every three months. It shall resolve with the presence of the majority of its members and resolutions shall be adopted by majority vote. It shall keep a book of minutes where all the business discussed shall be recorded. The Statutory Audit Committee may appoint one representative among its members to attend the meetings of the board or shareholders' meetings.

SECTION 19: Annual or special meetings shall be called in the cases provided under section 236 of the Business Entities Law. Notwithstanding the provisions of the final paragraph of section 237 of the Business Entities Law, for the meeting's first call, notices shall be published during five days, with not less than ten nor more than thirty days advance, in the Official Gazette of the Argentine Republic and in the newspaper of highest circulation in the Argentine Republic, pursuant to the provisions of sections 237 of the Business Entities Law. Second call meetings shall be held within the thirty days following the adjourned meeting, as it may be determined. In the latter case, notices shall be published during three days with a minimum eight day advance.

SECTION 20: Annual meetings, in their first call, shall have a quorum of shareholders representing the majority of the shares entitled to vote and an adjourned meeting shall have a quorum with any number of shareholders present. Special meetings, in their first call, shall have a quorum with sixty percent (60%) of the shares entitled to vote present and the adjourned meeting shall have a quorum with the attendance of shares representing thirty percent (30%) of the shares entitled to vote. In all cases, decisions shall be adopted by absolute majority of the votes present.

SECTION 21: The fiscal year ends on December 31 of each year. At closing date, the financial statements shall be prepared pursuant to the provisions in force and the applicable technical rules. The Shareholders' Meeting may amend the fiscal year closing date registering the pertinent resolution with the Superintendency of Business Entities. Realized and net earnings shall be allocated as follows: a) five percent, up to the amount of twenty percent of the paid-in capital, to the legal reserve fund; b) Board's and Statutory Audit Committee`s compensation, if applicable; c) preferred shares dividends, if any;
d) common shares dividend; e) the balance, in whole or in part, for the purpose determined by the Shareholders' Meeting. Dividends must be paid in proportion to the respective ownership, within the year they have been declared.

SECTION 22: The Board may wind up the corporation under the supervision of the Statutory Audit Committee. Upon the settlement of the Corporation's debts and liabilities and of the winding-up expenses, the balance shall be distributed as per the following order of preference:

1. Outstanding dividends, adjusting the amount pursuant to the respective issue terms.
2. Reimbursement of preferred shares, if any, pursuant to the respective issue terms.
3.   The balance shall be paid to common shares.

The fees of the Winding Up Committee shall be fixed by the Shareholders' Meeting upon resolving the winding up. Such committee shall have the powers to replace the receivers and members of the Statutory Audit Committee in the case of death, resignation or disability of any of them."

d) Execute the amendment of sections 1(0) and 15(0) of the Amended Bylaws in a private document as it is authorized by item V.2.1 of the Rules of the Argentine Securities Commission (Comision Nacional de Valores) and section 31 of Resolution No 6/80 of the Superintendency of Legal Entities, with the notarial certifications provided by the mentioned provisions and appoint Maria Rosa Villegas Arevalo, Nestor J. Belgrano, Carlos Maria Brea, Adriana De Florio, Maria Julieta Bianchi Pintos and Gustavo Andres de Jesus, so that acting jointly or individually, they may carry out the acts necessary to obtain the approval and registration of the approved amended Bylaws and its restated text, hereby authorizing them to carry out the due publications and comply with the formalities before the Argentine Securities Commission, Buenos Aires Stock Exchange,

Superintendency of Legal Entities and any other authority or agency that may apply, being further empowered to answer proceedings, make clarifications, accept or reject suggestions, requirements, observations or amendments that the controlling agencies may raise and carry out acts and adopt the measures that may be necessary for the better fulfillment of this mandate.

3)   Indemnity for the benefit of any current or former member of the Board of
     -------------------------------------------------------------------------
     Directors and the Statutory Audit Committee and of any other Company
     --------------------------------------------------------------------
     officer or executive.
     ---------------------

The Chairman took the floor again and stated that, in light of the amendments to effective Argentine Law introduced by Executive Order No. 677/01, and taking into account the regulations issued by the Argentine Securities Commission (Comision Nacional de Valores), it was necessary to analyze the most appropriate manner to deal with any risks inherent in the functions of any current or former member of the Board of Directors or the Statutory Audit Committee or any other director, officer or executive of the Company, considering the current situation of the insurance market, the Argentine context and the Company's situation.

The representative of Telecom Italia S.p.A took the floor and presented a motion for the Company to undertake to indemnify and hold harmless the current members of the Board of Directors and the Statutory Audit Committee from the date of their appointment in such position, any other current Company officer or executive, and also the directors and members of the Statutory Audit Committee to be appointed for the current year, against any claim, lawsuit and/or court or out-of-court proceedings related to the exercise of their duties, provided always that such persons have not acted negligently or maliciously or with the intention to adversely affect the Company, and provided further that there are no reasons to consider that the actions which give rise to such claims infringed the applicable legal regulations. He also stated that such indemnity should comply with Argentine law and the Company's Bylaws. He also proposed authorizing the Company's Board of Directors to purchase insurance or reinsurance covering any liability arising from possible claims against the current members of the Board of Directors and the Statutory Audit Committee from the date of their appointment in such position, of any other current Company officer or executive, and also of the directors and members of the Statutory Audit Committee to be appointed for the current year, in connection with events or actions related to their duties. He further proposed authorizing the Board of Directors to choose the insurance companies and to fix the amount and other conditions of the coverage.

After a brief discussion, a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares, 696,826 votes cast by the holders of Class A Preferred Shares, 186,912 votes of the holder of Class B Common Shares - withheld votes: 7 votes of the holders of Class B Preferred Shares - negative votes: 97,796 issued by the holders of Class A Preferred Shares, 270,950 votes cast by the holders of Class B Preferred Shares - Result: 6,582,884 votes, amounting to 94.40% affirmative votes and 5.60 negative votes) resolved as follows:

a) The Company will undertake to indemnify and hold harmless the current members of the Board of Directors and the Statutory Audit Committee from the date of their appointment in such position, any other current Company officer or executive, and also the directors and members of the Statutory Audit Committee to be appointed for the current year, against any claim, lawsuit and/or court or out-of-court proceedings related to the exercise of their duties, provided always that such persons have not acted negligently or maliciously or with the intention to adversely affect the Company, and provided further that there are no reasons to consider that the actions which give rise to such claims infringed the applicable legal regulations;

b)   Indemnification will be subject to Argentine Law and the Company's Bylaws;

c) The Company's Board of Directors is authorized to purchase insurance or reinsurance covering any liability arising from possible claims against the current members of the Board of Directors and the Statutory Audit Committee from the date of their appointment in such position, of any other current Company officer or executive, and also of the directors and members of the Statutory Audit Committee to be appointed for the current year in connection with events or actions related to the performance of their duties while in office; and the Board of Directors is also authorized to choose the insurance companies and to fix the amount and other conditions of the coverage.

4)   Consideration of the possibility to confer broad powers to the Board of
     -----------------------------------------------------------------------
     Directors to change the ratio of ADRs representing the Company's Class B
     ------------------------------------------------------------------------
     Preferred Shares.
     -----------------

The Chairman informed the Shareholders that on July 22, 2002, the Company received a note from the NYSE stating that the Company's ADRs had been listed on such exchange at a price lower than USD 1 (minimum price per ADR) for more than thirty days. Such note also stated that the NYSE regulations require listed companies to adopt, within six months, the necessary corrective measures so that their ADRs comply again with the minimum price per ADR regulations, except where such measures are presented for approval by the shareholders, in which case adoption of such measures may be deferred until the first Annual Shareholders' Meeting.

The Chairman also informed that the NYSE had stated that if such measures were not adopted within the applicable time limits, the Company's ADRs would be delisted. As required by the NYSE regulations, the Board of Directors issued a press release informing that the price of the Company's ADRs was below the standard established by the NYSE as to the minimum price per ADR and that the measures required to remedy such situation would be adopted.

The Chairman informed that the Company notified the NYSE that the Company would submit the adoption of the necessary corrective measures for consideration by the next Annual

Shareholders' Meeting so that the Company's ADRs may comply again with the NYSE standards as to the minimum price per ADR.

He also stated that after receipt of such notice the price of the Company's shares increased and the listed price of the Company's ADRs exceeded the minimum price established by the NYSE standards for ADRs. Therefore, he stated that, in principle, it would not be necessary for the Shareholders' Meeting to consider the ratio change.

The representative of France Cables et Radio took the floor and proposed vesting the Board of Directors with broad powers to establish a change in the ADRs ratio and to decide the time, terms and conditions of such change.

The representative of Farallon Telco Argentina L.L.C. took the floor and stated that, taking into account that any action on this issue would only affect the rights of the Class B Preferred Shareholders, this issue should be approved by a majority of Class B Preferred Shares. Therefore, he proposed that, if this issue were not approved by a majority of Class B Preferred Shares after the vote, the Company should call a Class B Shareholders' Meeting. Furthermore, he also requested that a record of affirmative, negative and withheld votes of Class B Preferred Shareholders be kept.

The Shareholders' Meeting delegated on the Board of Directors (affirmative votes: 5,330,400 cast by the holders of Common Shares, 794,622 cast by the holders of Class A Preferred Shares, 429,976 votes cast by the holders of Class B Preferred Shares - withheld votes: 27,883 votes withheld by the holders of Class B Preferred Shares - negative votes: 10 votes cast by the holders of Class B Preferred Shares - Result: 6,555,008 votes amounting to 99.9998% affirmative votes and 0.0002% negative votes) broad powers to change the ratio of ADRs at the time and under the terms and conditions that the Board of Directors may consider appropriate.

5)   Consideration of the documents provided for in section 234(1) of Law No.
     ------------------------------------------------------------------------
     19550 and the Regulations of the Argentine Securities Commission, and the
     -------------------------------------------------------------------------
     accounting documentation in English required by the Argentine Securities
     ------------------------------------------------------------------------
     Commission and the US Securities and Exchange Commission for the fiscal
     -----------------------------------------------------------------------
     year ended December 31, 2002.
     -----------------------------

The Chairman took the floor and stated that it was necessary to comply with the provisions of sections 234(1) and 294(5) of Law No. 19550 and with the accounting documentation in English language required by the Argentine Securities Commission and the US Securities and Exchange Commission for the fiscal year ended December 31, 2002. He also stated that all the documents related to the fiscal year to be considered had been made available to the shareholders in advance, as required by law, and that they had been prepared in accordance with the provisions of the Argentine Securities Commission, including section 26, Chapter XXVII, incorporated by CNV's Resolution

No. 392/2002. The Chairman also stated that the Shareholders' Meeting had to issue a resolution on such documentation.

The representative of France Cables et Radio took the floor and proposed not to read such documentation, as such documents were known to all the parties. Such motion was carried unanimously.

The representative of France Cables et Radio took the floor and proposed approving the Letter to the Shareholders, transcribed into the Minutes of the Board of Directors' Meeting No. 139, the Management Discussion and Analysis, the information required by section 68 of the Listing Rules of the Buenos Aires Stock Exchange, the Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity, the Statement of Cash Flows, the related Notes and Exhibits that have been transcribed into the Financial Statements and Inventory Book No. 7, the accounting documents in English required by the Argentine Securities Commission and the US Securities and Exchange Commission, and the Statutory Audit Committee report for the year ended December 31, 2002. The motion was approved by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares, 454,473 votes cast by the holders of Class A Preferred Shares, 429,986 votes cast by the holders of Class B Preferred Shares - withheld votes: 340,149 votes withheld by the holders of Class A Preferred Shares, 27,883 withheld by the holders of Class B Preferred Shares - result: 6,214,859 affirmative votes amounting to a 100% majority).

6)   Consideration of the performance of the members of the Board of Directors
     -------------------------------------------------------------------------
     and Statutory Audit Committee for the year ended December 31, 2002.
     -------------------------------------------------------------------

The representative of Telecom Italia S.p.A. took the floor and proposed discharging the members of the Board of Directors and Statutory Audit Committee for the year ended December 31, 2002. The motion was approved by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares, 794,622 votes cast by the holders of Class A Preferred Shares, 429,986 votes cast by the holders of Class B Preferred Shares - withheld votes: 27,883 withheld by the holders of Class B Preferred Shares - result:
6,555,008 affirmative votes, amounting to a 100% majority).

7)   Compensation of the Board of Directors, Statutory Audit Committee and
     ---------------------------------------------------------------------
     Certifying CPA for the year ended December 31, 2002.
     ----------------------------------------------------

The Chairman took the floor and stated that all the Directors appointed by Class A and Class B Shareholders have communicated that they will waive their compensation.

With respect to Mr. Carlos Marcelo Villegas, Esq., Director appointed by Class A and Class B Preferred Shareholders, the Chairman stated that as the Company incurred a loss in 2002 and such director did not have technical-administrative functions, he was entitled to no compensation.

The Shareholders' Meeting made a record of the waiver and thanked the directors.

The representative of France Cables et Radio took the floor and proposed, for the year subject to consideration, voting a compensation of ARS 20,000 for each of the Statutory Auditors and fees of ARS 40,000 (without VAT) for Pistrelli, Henry Martin & Asociados S.R.L

He also proposed, subject to the approval of the shareholders' meeting, authorizing the Board of Directors to pay interim fees in the amount of ARS 100,000 to the directors with technical-administrative or special functions during the fifteenth fiscal year and/or, if applicable, to the independent directors that may be appointed.

The representative of ING Capital L.L.C. took the floor and requested a clarification as to whether such amount was to be considered in the aggregate or individually for each director. The representative of France Cables et Radio stated that such amount was to be considered in the aggregate.

The motion was approved by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares, 794,622 votes cast by the holders of Class A Preferred Shares, 429,986 votes cast by the holders of Class B Preferred Shares - withheld votes: 27,883 withheld by the holders of Class B Preferred Shares - result: 6,555,008 affirmative votes, amounting to a 100% majority).

8)   Consideration of the profits and losses for the fiscal year. Board's
     --------------------------------------------------------------------
     proposal to carry forward all accumulated losses as of December 31, 2002.
     -------------------------------------------------------------------------

The Chairman took the floor and stated that, as evidenced by the Annual Report, the Statement of Income Statement for the year ended December 31, 2002 showed an ARS 2.385 billion loss.

Next, Telecom Italia S.p.A.'s representative took the floor and suggested to carry forward the losses for the year ended December 31, 2001. The motion was approved by a majority vote of the shareholders present (affirmative votes:
5,330,400 votes cast by the holders of Common Shares; 794,622 votes cast by the holders of Class A, Preferred Shares; 429,986 votes cast by the holders of Class B, Preferred Shares - withheld votes. 27,883 votes withheld by the holders of Class B Preferred Shares - result: 6,555, 008 affirmative votes amounting to a 100% majority)

9)   Appointment of the members of the Statutory Audit Committee.
     ------------------------------------------------------------

Telecom Italia S.p.A.'s representative took the floor and moved the meeting to approve the election of Maria Rosa Villegas Arevalo, Esq., Nestor J. Belgrano, Esq. and Gustavo Andres De Jesus, Esq., to the office of statutory auditors; the election of Javier Petrantonio, Esq. as alternate statutory auditor for Nestor
J. Belgrano, Esq. and Gustavo Andres de Jesus, Esq., and the election of Juan Martin Arocena, Esq. and Enrique Garrido, Esq. as alternate statutory auditors (in the alternative) for Maria Rosa Villegas Arevalo, Esq. The motion was approved by a majority vote of the shareholders present (affirmative votes:
5,330,400 votes cast by the holders of Common Shares; 794,622 votes cast by the holders of Class A Preferred Shares; 429,986 votes cast by the holders of Class B, Preferred Shares - withheld votes: 27,883 votes withheld by the holders of Class B Preferred Shares - result: 6,555,008 affirmative votes amounting to a 100% majority).

Next, Telecom Italia S.p.A.'s representative took the floor and stated that as required by Section 4, Chapter XXI of the Regulations issued by the Argentine Securities Commission, he had to inform that every person proposed to be appointed as statutory auditors are attorneys-at-law and work for the Allende & Brea and the M&M Bomchil law firms. Such law firms are the legal counsel for Nortel Inversora S.A. and Telecom. He further stated that all regular and alternate statutory auditors are Telecom's statutory auditors and form part of the Statutory Audit Committee of the companies controlled by Telecom. He further clarified that neither the proposed statutory auditors nor the law firms they work for (or other professionals working in those law firms) have been external auditors for the company and will not be proposed to act as such.

10)  Appointment of the Company's Certifying CPA for the year ending December
-----------------------------------------------------------------------------
     31, 2003. Compensation.
     -----------------------

France Cables et Radio took the floor to move the meeting to appoint "Price Waterhouse & Co." And "Pistrelli, Henry Martin y Asociados S.R.L." as the Company's external auditors for the year ending December 31, 2003, so that they may jointly conduct the external audits. It was highlighted that the professionals working for each of the firms that will act as regular and assistant external auditor have submitted before the Argentine Securities Commission the affidavits provided for by section 12, Executive Order No. 677/01. Additionally, a motion was presented for the shareholders that will consider the documentation for the year ending December 31, 2003 to fix the external auditors' remuneration. The Board of Directors was vested with authority to determine the manner in which payment would be effected and resolve to make any interim fee payments.

The motion was approved by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares; 794,622 votes cast by the holders of Class A Preferred Shares; 429,986 votes cast by the holders of Class B, Preferred Shares - withheld votes: 27,883 votes withheld by the holders of Class B Preferred Shares - result: 6,555,008 affirmative votes amounting to a 100% majority).

11)  Determination of the number of directors and alternate directors.
     -----------------------------------------------------------------

The representative of Telecom Italia S.p.A. took the floor and, on behalf of and representing the principal, pointed out that, as the term of office of the members of the Board had expired, and pursuant to the Company's Bylaws, the shareholders convened at the meeting should determine the number of directors and alternate directors that would hold office during the next fiscal year.

After a brief debate, in compliance with the provisions of the Company's Bylaws, it was resolved to have 7 (seven) directors and 7 (seven) alternate directors. Out of the above number, 6 (six) regular members of the Board and 6 (six) alternate members of the Board shall be elected by the holders of Class A and Class B Common Shares, and the remaining regular and alternate member of the Board shall be elected jointly by the holders of Class A and Class B Preferred Shares upon considering item 13 at a Class Meeting. The resolution was passed by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares; 794,622 votes cast by the holders of Class A Preferred Shares; 429,986 votes cast by the holders of Class B, Preferred Shares - withheld votes: 27,883 votes withheld by the holders of Class B Preferred Shares - result: 6,555,008 affirmative votes amounting to a 100% majority).

12)  Appointment of directors and alternate directors by the holders of Class A
     --------------------------------------------------------------------------
     and Class B Common Shares.
     --------------------------

The Chairman took the floor, and before bringing forward for consideration item 12 on the Agenda, he reminded the shareholders that they should comply with section 4, Chapter XXI of the Regulations issued by the Argentine Securities Commission upon proposing the appointment of directors and statutory auditors.

The representative of France Cables et Radio took the floor and, on behalf of and representing the principal, he stated that the holders of Class A and Class B Common Shares were to appoint 6 (six) directors and 6 (six) alternate directors to perform their duties in the next fiscal year.

After a brief discussion of ideas, the holders of Class A and Class B Common Shares resolved to appoint the following persons:

a) Persons appointed by holders of Class A shares: Alberto Messano Colucci, Oscar Cristianci and Franco Livini, as directors; and Carlos Eduardo Monte Alegre Toro, Guillermo Brizuela and Marco Girardi, as alternate directors, who would act for any regular director in the event of absence or impossibility to act by any of them.

b) Persons appointed by holders of Class B shares: Christian P. Chauvin, Laurent Mialet and Maximo Bomchil, as directors; and Jean-Pierre Achouche, Yolanta Cacqueray and Jacques Brun as alternate directors, who would act for any regular director in the event of absence or impossibility to act by any of them.

     The representative of Telecom Italia S.p.A. stated for the record that the persons appointed in compliance with section 4, Chapter XXI of the Regulations issued by the Argentine Securities Commission (CNV), Mr. Alberto Messano Colucci and Mr. Franco Livini, as directors; and Mr. Guillermo Brizuela and Mr. Carlos Eduardo Monte Alegre Toro, as alternate directors, are "not independent" as they are directors of Telecom Argentina Stet-France Telecom S.A (Telecom); and Mr. Oscar Cristianci and Mr. Marco Girardi, are also "not independent" as they are employees of Telecom Italia S.p.A

     The representative of France Cables et Radio and Atlas Services Belgium, pursuant to section 4, Chapter XXI of the of the Regulations issued by the Argentine Securities Commission (CNV), stated for the record that the persons appointed, Mr. Christian Chauvin and Mr. Maximo Bomchil, as directors; and Mr. Jean-Pierre Achouche and Yolanta Cacqueray, as alternate directors, are "not independent" as they are directors of Telecom Argentina Stet-France Telecom S.A (Telecom); and Mr. Laurent Mialet y Jacques Brun, are also "not independent" as they are employees of France Cables et Radio.

c) Additionally, they resolved to authorize Maria Rosa Villegas Arevalo, Esq., Nestor J. Belgrano, Esq., Carlos Maria Brea, Esq.; Adriana De Florio, Esq.; Maria Julieta Bianchi Pintos, Esq. and Gustavo Andres de Jesus, Esq. to include the resolutions adopted in connection with this item in a document under private signature, pursuant to the Argentine Securities Commission and the Companies' Control Authority (Inspeccion General de Justicia). Such persons would also have authority to answer any and all notices, to agree to abide by any remarks that the control body could make, to execute supplementary instruments under private signature and to carry out any and all acts and fulfill any procedures necessary to comply with their duties as agents.

The above was approved by a majority vote of the shareholders present (affirmative votes: 5,330,400 votes cast by the holders of Common Shares; 705,449 votes cast by the holders of Class A Preferred Shares; 429,986 votes cast by the holders of Class B, Preferred Shares; - withheld votes: 89,173 votes withheld by the holders of Class A Preferred Shares; 27,883 votes withheld by the holders of Class B Preferred Shares - result: 6,465,835 affirmative votes amounting to a 100% majority).

13)  Appointment of one director and one alternate director by the holders of
     ------------------------------------------------------------------------
     Class A and Class B Preferred Shares jointly.
     ---------------------------------------------

The Chairman took the floor again and stated that pursuant to the terms of issuance of Class A and Class B Preferred Shares and section 15 of the Company's Bylaws, all the holders of preferred shares shall be considered as a single class for purposes of electing one director and one alternate director. Additionally, he explained that, as Class A and Class B Preferred Shares belong to more than one shareholder, the director and alternate director must be elected at a Class Meeting.

The representative of Irhe Holdings, Argentine Branch, took the floor and expressed that Classes A and B appoint Mr. Carlos Marcelo Villegas, Esq. and Mr. Ricardo Munoz de Toro, Esq. and that, pursuant to the provisions of section 4, Chapter XXI of the Regulations issued by the CNV, he stated for the record that Mr. Carlos Marcelo Villegas and Mr. Ricardo Munoz de Toro, appointed as director and alternate respectively, are indeed independent.

Furthermore, he moved the meeting to authorize Maria Rosa Villegas Arevalo, Esq., Nestor J. Belgrano, Esq., Carlos Maria Brea, Esq.; Adriana De Florio, Esq.; Maria Julieta Bianchi Pintos, Esq. and Gustavo Andres de Jesus, Esq. to include the resolutions adopted in connection with this item in a document under private signature, pursuant to the Resolution issued by the Companies' Control Authority, IGJ (G) No. 2/87. Such persons would also have authority to answer any and all notices, to agree to abide by any remarks that the control body could make, execute supplementary instruments under private signature and carry out any and all acts and fulfill any procedures necessary to comply with their duties as agents.


The above was approved by a majority vote of the shareholders present (affirmative votes: 794,622 votes cast by the holders of Class A Preferred Shares; 457,862 votes cast by the holders of Class B, Preferred Shares; - withheld votes: 7 votes withheld by the holders of Class B Preferred Shares - result: 1,252,484 votes amounting to a 100% majority).

There being no further business to transact, the meeting was adjourned at 3.47 PM after these minutes had been read, approved and signed.

FREE TRANSLATION
----------------
FOR IMMEDIATE RELEASE
---------------------

May 13, 2003

BUENOS AIRES STOCK EXCHANGE

Re.: Invitation to financial creditors to submit offers of sale of their Debt
     ------------------------------------------------------------------------
Instruments
-----------

Dear Sirs,

I am writing you as Responsible for Market Relations of Telecom Argentina STET - France Telecom S.A. to attach a translation of the information provided in Italy, in accordance with the Italian regulations regarding the invitation.

The same information will be put at the disposition of the Buenos Aires Stock Exchange in order to ensure equitable treatment to all investors.

Sincerely,

                                Pedro Insussarry
                        Responsible for Market Relations